UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

ITEM
1.	Notice of redemption in full of all of the Bank’s outstanding Tier 2 subordinated preferred notes due 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: January 30, 2019

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THE REDEMPTION IN FULL OF ALL OF ITS OUTSTANDING TIER 2 SUBORDINATED CAPITAL NOTES DUE 2024 ISSUED IN 2013.

Mexico City, México, January 30, 2019 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) announced today the redemption in full of all of its outstanding Tier 2 subordinated capital notes due 2024 issued on December 27, 2013 (the “2024 Capital Notes”).

The outstanding 2024 Capital Notes represent those notes that were not tendered to the Bank for repurchase in the Bank’s public tender offer, which closed on October 1, 2018. On October 1, 2018, the Bank issued U.S.$1.3 billion of Tier 2 subordinated preferred capital notes due October 1, 2028 in accordance with Rule 144A and Regulation S under the U.S. Securities Act of 1933 in order to provide continuity to its regulatory capital.

As a result of the foregoing redemption, all outstanding 2024 Capital Notes have been redeemed and cancelled.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2018, Banco Santander México had total assets of Ps.1,381 billion under Mexican Banking GAAP and more than 16.6 million customers. Headquartered in Mexico City, the Company operates 1,393 branches and offices nationwide and has a total of 18,979 employees.

Investor Relations Contacts

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact